United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

VALE S.A.

PUBLICLY-HELD COMPANY
CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

FIRST CALL NOTICE

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 6th ISSUANCE OF
DEBENTURES

TO BE HELD EXCLUSIVELY IN DIGITAL FORMAT

The Debenture Holders of the 6th issuance of debentures ("Debentures") of Vale S.A. ("Issuer") pursuant to the "Private Instrument of Indenture for Issuance of Debentures of Vale do Rio Doce" (Instrumento Particular de Escritura de Emissão de Debêntures da Companhia Vale do Rio Doce) entered into on June 24, 1997, as amended on August 28, 2002, September 24, 2002 and July 28, 2011 ("Indenture"), with GDC Partners Serviços Fiduciários D.T.V.M. Ltda., as trustee ("Trustee"), are hereby called to the General Meeting of Debenture Holders ("Meeting") to be held, on a first call, on March 19, 2021, at 10 am, exclusively in digital format through the electronic system Zoom, in order to examine, discuss and resolve on the following Agenda:

1.	Amendment of the wording of Section III, item (j), caput, of the Indenture, in order to clarify that the calculation of the remuneration will be divided by the number of Debentures originally issued and that it will not be changed in the case of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer's treasury), or (ii) cancellation of Debentures held in the Issuer's treasury, or (iii) acquisition of Debentures by companies controlled by the Issuer.

2.	Amendment of the wording of Section III, item (m), of the Indenture, in order to allow the Issuer to purchase Debentures of its own issuance.

3.	Amendment of the wording of Section III, item (r), of the Indenture, in order to allow that, in case of any changes in legislation currently in force, the disclosure of acts and decisions related to the Issuance shall follow the same format used for the disclosure of the Issuer's corporate acts.

4.	Amendment of the wording of Section IV, item (a), of the Indenture, in order to (i) allow the Issuer to comply with its obligation to deliver to the Trustee the financial statements and periodic and occasional information by making such documents available on the Issuer's website; and (ii) update the reference to the applicable regulation related to the disclosure of periodic and occasional information (CVM Instruction No. 480/09).

5.	Authorization for the Trustee and the Issuer to perform all acts and to take all measures necessary for the delivery, consummation and administration of the resolutions approved at the Meeting, including the execution of an amendment to the Indenture to reflect the approved changes thereto.

All documentation relevant to the matters to be resolved at the Meeting are available to the Debenture Holders at Vale's headquarters, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br), including the Management Proposal. The Issuer strongly recommends reading the call notice, along with the material made available, including the Management Proposal, which contains all the details on the matters provided in the Agenda.

Questions about the Meeting and the matters included in the Agenda may be obtained from Vale (through its investor relations channel) and/or the Trustee (through the e-mail gdc@gdcdtvm.com.br).

As provided in article 2, item I, of CVM Instruction No. 625, of May 14, 2020, the Debenture Holders may exercise their right to vote exclusively through participation via the Zoom electronic system during the Meeting.

The Debenture Holders must present the following documents: (i) evidence of ownership of Debentures issued on the date of accreditation for participation by the bookkeeping financial institution; as well as, (ii) in case of an individual Debenture Holder, a valid identity document with a photograph; (iii) in case of a corporate Debenture Holder, (a) the most recent consolidated organizational document duly registered with the competent commercial registry; (b) corporate documents evidencing its legal representation; and (c) valid identity document with a photograph of the legal representative; (iv) in case of an investment fund Debenture Holder, (a) the most recent consolidated regulations of the investment fund; (b) the by-laws or articles of association of its administrator or manager, as the case may be, provided that the investment fund's voting policy is observed, as well as corporate documents evidencing the powers of representation; and (c) valid identity document with a photograph of the legal representative; and (v) in case any of the Debenture Holders indicated in items (ii) to (iv) above is represented by an attorney-in-fact, in addition to the relevant documents indicated above, the following documents must be presented: (a) a power of attorney granting specific powers to the relevant attorney-in-fact to act on behalf of the Debenture Holder at the Meeting, pursuant to article 126, paragraph 1, of Law No. 6,404/1976; and (b) a valid identity document with a photograph of the attorney-in-fact.

If such documents are in a foreign language, they must be presented together with the corresponding Portuguese versions, duly translated by a sworn translator, with no need for notarization and consularization or apostille. It should be noted that documents in English and Spanish are exempted from translation.

Participation via the Zoom system is restricted to Debenture Holders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in the Management Proposal, and who shall enter the system until the opening of the Meeting. Accreditation must be carried out by 11:59pm on March 17, 2021 by using the form available at www.vale.com/agd.

Rio de Janeiro, March 3, 2021.

Luciano Siani Pires

Executive Officer of Finance and Investor Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 02, 2021		Head of Investor Relations